



05013072

28 November 2005  Date

**By fax (+1 202 772 9207) and post**

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 614 97 44  Tel
+46 8 614 87 70  Fax

Attention:  Division of International Corporate Finance  SUPPL

**Re:  Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 82-04184**

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to
Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

**Press release:**            Repurchase of own shares completed

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the
Securities and Exchange Commission with the information set forth above and the documents
being transmitted herewith pursuant to the Rule shall not constitute an admission for any
purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the
undersigned or, in my absence, Maria Snöbohm (telephone: +46-8-614 72 43).

Respectfully submitted

Nordea Bank AB (publ)

Camilla Wahlstedt

PROCESSED
DEC 0 8 2005
THOMSON
FINANCIAL

# Nordea

Copenhagen, Helsinki, Oslo, Stockholm, 25 November 2005  1(1)

# Repurchase of own shares completed

Nordea has completed the repurchase of own shares in relation to the decision by the Board of Directors on 26 October 2005. A total of 50 million shares, or approximately 2% of the total shares in the company, have been repurchased. Together with previous repurchased shares Nordea now holds 112 231 700 repurchased shares. The total number of outstanding shares is 2 594 108 227.

The intention is to propose to the annual general meeting on 5 April 2006 to reduce the share capital through cancellation of the repurchased shares.

**For further information:**
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 92 69
Boo Ehlin, Chief Communication Officer, +46 8 614 8464

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*Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,150 branch offices. The Nordea Group is a world leader in Internet banking, with 4.1 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.*